HART & TRINEN
                                Attorneys at Law

                             1624 Washington Street
                             Denver, Colorado 80203
                                 (303) 839-0061
                              (303) 839-5414 (fax)


                                February 23, 2006

John Reynolds
Assistant Director
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

      Re:   MSTG Solutions, Inc.
            Form SB-2
            File No. 333-101552

Dear Mr. Reynolds:

      This office represents MSTG (the "Company"). On behalf of the Company, we request that the above-captioned registration statement be withdrawn. The reason for this request is that the Company has decided not to proceed with its public offering.

      No securities were sold by means of the registration statement.

                                Very truly yours,

                                HART & TRINEN, L.L.P.



                                William T. Hart